UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

West Fraser Timber Co. Ltd.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

952845105

(CUSIP Number)

Lambros Hajigeorghi

Banasino Investments Limited

Grayoak House

9 Tagmatarchou Pouliou

1101 Ayios Andreas Nicosia, Cyprus

+357 22273860

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 952845105	Page 1 of 11

1	NAME OF REPORTING PERSONS Banasino Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 8,346,494 (1)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 8,346,494 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,346,494 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This amount consists of common shares of West Fraser Timber Co. Ltd., a British Columbia corporation (the “Issuer”), directly held by Banasino Investments Limited and ECCM Bank PLC. ECCM Bank PLC is a subsidiary of Banasino Investments Limited. Banasino Investments Limited directly holds a 96.97% interest in ECCM Bank PLC, and the remaining 3.03% interest is held by a wholly-owned subsidiary of Banasino Investments Limited. Any action by ECCM Bank PLC with respect to the Issuer or the Issuer’s securities held by ECCM Bank PLC, including voting and dispositive decisions, are made by a majority of the directors of ECCM Bank PLC, each of whom is appointed and may be removed by Banasino Investments Limited. Any action by Banasino Investments Limited with respect to the Issuer or the Issuer’s securities directly held by Banasino Investments Limited, including voting and dispositive decisions, are made by a majority of its directors, each of whom is appointed and may be removed by Luda Stiftung, the parent organization of Banasino Investments Limited.

(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 81,742,797 as of October 25, 2022 as disclosed in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on October 26, 2022. The aggregate number of outstanding common shares reported by the Issuer has decreased by 5,730,750 since June 6, 2022, the date of the last Form 6-K used by the Reporting Persons (as defined below) to calculate percentage ownership.

CUSIP No. 952845105	Page 2 of 11

1	NAME OF REPORTING PERSONS Luda Stiftung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 8,346,494 (1)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 8,346,494 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,346,494 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This amount consists of common shares of the Issuer directly held by Banasino Investments Limited and ECCM Bank PLC, for which Luda Stiftung may be deemed to be a beneficial owner. Banasino Investments Limited and ECCM Bank PLC are wholly-owned direct and indirect subsidiaries, respectively, of Luda Stiftung. Luda Stiftung is governed by three board members. Luda Stiftung has the power to appoint and remove directors of Banasino Investments Limited. Any such appointment or removal decision is made by a majority of the board members of Luda Stiftung.

(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 81,742,797 as of October 25, 2022 as disclosed in the Issuer’s Form 6-K filed with the SEC on October 26, 2022. The aggregate number of outstanding common shares reported by the Issuer has decreased by 5,730,750 since June 6, 2022, the date of the last Form 6-K used by the Reporting Persons (as defined below) to calculate percentage ownership.

CUSIP No. 952845105	Page 3 of 11

1	NAME OF REPORTING PERSONS ECCM Bank PLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Malta

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 315,975 (1)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 315,975 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,975 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BK

(1)	This amount consists of common shares of the Issuer directly held by ECCM Bank PLC. Any action by ECCM Bank PLC with respect to the Issuer or the Issuer’s securities held by ECCM Bank PLC, including voting and dispositive decisions, are made by a majority of the directors of ECCM Bank PLC, each of whom is appointed and may be removed by Banasino Investments Limited, the parent company of ECCM Bank PLC.

(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 81,742,797 as of October 25, 2022 as disclosed in the Issuer’s Form 6-K filed with the SEC on October 26, 2022. The aggregate number of outstanding common shares reported by the Issuer has decreased by 5,730,750 since June 6, 2022, the date of the last Form 6-K used by the Reporting Persons (as defined below) to calculate percentage ownership.

CUSIP No. 952845105	Page 4 of 11

EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the original Schedule 13D filed with the SEC by the Reporting Persons on February 3, 2022, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on February 28, 2022 and Amendment No. 2 to Schedule 13D filed with the SEC on June 22, 2022 (as so amended, the “Schedule 13D”) relating to shares of common stock, no par value (the “Common Shares”), of the Issuer.

The information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 3. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 5 of this Amendment No. 3 is hereby incorporated by reference herein.

From April 9, 2021 to November 3, 2022, the Reporting Persons purchased an aggregate of 8,346,494 Common Shares in the open market for approximately CAD $918,954,262.

ECCM Bank PLC purchased 315,975 Common Shares between April 9, 2021 and September 15, 2021, for approximately CAD $29,200,712. The source of these funds was the working capital of ECCM Bank PLC.

Banasino Investments Limited purchased 8,030,519 Common Shares between September 15, 2021, and November 3, 2022, for approximately CAD $889,753,550. The sources of these funds were working capital of Banasino Investments Limited and the following three financing and debt arrangements, each made for the sole purpose of purchasing equity in the Issuer, and each of which has been fully repaid as of June 30, 2022:

(i)	€41,000,000 borrowed by Banasino Investments Limited under an unsecured €45,000,000 revolving credit facility with Kronoeast Finance Ltd, a Cyprus finance company, bearing an interest rate of 1.3% plus 6M EURIBOR per annum (subject to a 0% floor on 6M EURIBOR) and maturing on September 30, 2023;

(ii)	€45,000,000 deposited with Banasino Investments Limited by Kronospan Holdings East Ltd, a Cyprus holding company holding investments in the wood-panel manufacturing industry mainly operating in Russia and Belarus (“Kronospan East”); deposits bear interest at a rate of 0.25% per annum, may be made at Kronospan East’s discretion and may be withdrawn upon 10 days’ prior notice; and

(iii)	€389,000,000 deposited with Banasino Investments Limited by Kronospan Holdings PLC, a Cyprus holding company holding investments in the wood-panel manufacturing industry mainly operating in Austria, Czech Republic, Poland, Ukraine and Slovakia (“Kronospan Holdings”); deposits bear interest at a rate of 0.25% per annum, may be made at Kronospan Holdings’ discretion and may be withdrawn upon 10 days’ prior notice.

CUSIP No. 952845105	Page 5 of 11

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following: The information in Items 3 and 5 of this Amendment No. 3 and in Item 6 of the Schedule 13D is incorporated by reference into this Item 4. The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s business and financial condition, results of operations and prospects and the Reporting Persons’ respective interests in, and intentions with respect to, the Issuer and the Reporting Persons’ respective investments in the securities of the Issuer; general economic and industry conditions; financial and stock market considerations, including the market price of securities of the Issuer and currency fluctuations; developments with respect to the business of the Reporting Persons; changes in law and government regulations; as well as other developments and other business or investment opportunities. Subject to and based upon that ongoing evaluation, the Reporting Persons may, at any time and from time to time, (i) determine to acquire additional securities of the Issuer, (ii) dispose of all or a portion of the securities of the Issuer owned by any of them, (iii) propose or undertake an extraordinary corporate transaction such as a tender offer or exchange offer for some or all of the Common Shares not held by the Reporting Persons or a merger, acquisition, consolidation or other business combination or reorganization involving the Issuer, or (iv) take any other available course of action. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Items 3 and 4 and the cover pages of this Amendment No. 3, and in Items 2 and 6 of the Schedule 13D, are hereby incorporated by reference into this Item 5.

(a)-(b)      The aggregate number and percentage of Common Shares held by the Reporting Persons to which this Schedule 13D relates is 8,346,494 Common Shares, constituting approximately 10.2% of the currently outstanding Common Shares. The percentage of Common Shares is based on an aggregate number of outstanding common shares of 81,742,797 as of October 25, 2022 as disclosed in the Issuer’s Form 6-K filed with the SEC on October 26, 2022.

(i)            Banasino Investments Limited

(a)            As of November 3, 2022, Banasino Investments Limited may be deemed the beneficial owner of 8,346,494* Common Shares, constituting a percentage of approximately 10.2% of the outstanding Common Shares.

CUSIP No. 952845105	Page 6 of 11

(b)            Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 8,346,494* Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 8,346,494* Common Shares

* Includes 315,975 Common Shares directly held by ECCM Bank PLC.

(ii)            Luda Stiftung

(a)            As of November 3, 2022, Luda Stiftung may be deemed the beneficial owner of 8,346,494* Common Shares, constituting a percentage of approximately 10.2% of the outstanding Common Shares.

(b)            Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 8,346,494* Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 8,346,494* Common Shares

* Includes 8,030,519 Common Shares directly held by Banasino Investments Limited and 315,975 Common Shares directly held by ECCM Bank PLC.

(iii)            ECCM Bank PLC

(a)            As of November 3, 2022, ECCM Bank PLC may be deemed the beneficial owner of 315,975 Common Shares, constituting a percentage of approximately 0.4% of the outstanding Common Shares.

(b)            Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 315,975 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 315,975 Common Shares

(c)            Schedule B, which is incorporated by reference into this Item 5(c), describes all of the transactions in Common Shares or derivatives relating to Common Shares that were effected in the past 60 days by the Reporting Persons. Except as set forth in Schedule B attached hereto, no reportable transactions were effected by any Reporting Person within the last 60 days.

(d)            Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares beneficially owned by the Reporting Persons as described in this Item 5.

(e)            Not applicable.

CUSIP No. 952845105	Page 7 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2022

BANASINO INVESTMENTS LIMITED

By:	/s/ Michael Ioannou
Name:	Michael Ioannou
Title:	Director

By:	/s/ Lambros George Hajigeorghi
Name:	Lambros George Hajigeorghi
Title:	Director

LUDA STIFTUNG

By:	/s/ Michael Kranz
Name:	Michael Kranz
Title:	Attorney-in-Fact

ECCM BANK PLC

By:	/s/ Jessica Fenech
Name:	Jessica Fenech
Title:	Attorney-in-Fact

By:	/s/ Anthony C. Schembri
Name:	Anthony C. Schembri
Title:	Attorney-in-Fact

CUSIP No. 952845105	Page 8 of 11

SCHEDULE A

The name, present principal occupation or employment, business address and citizenship of each of the directors or board members and executive officers of Banasino Investments Limited, Luda Stiftung and ECCM Bank PLC are set forth below.

Banasino Investments Limited

Directors

Name, Position	Principal Business Address	Present Principal Occupation or Employment	Citizenship
Michael Ioannou, Director	Grayoak House, 9 Tagmatarchou Pouliou Street, 1101 Ayios Andreas, Nicosia, Cyprus	Director/board member of entities controlled by the Luda Stiftung foundation	Cyprus
Lambros George Hajigeorghi, Director	Grayoak House, 9 Tagmatarchou Pouliou Street, 1101 Ayios Andreas, Nicosia, Cyprus	Director/board member of entities controlled by the Luda Stiftung foundation	Cyprus

Luda Stiftung

Foundation Board Members

Name, Position	Principal Business Address	Present Principal Occupation or Employment	Citizenship
Clive David Stanford, Foundation Board Member	West Hill House, 32 West Hill, Epsom, Surrey, KT19 8JD, United Kingdom	Director at BHG Advisers Ltd	United Kingdom
Dr. Matthias K. Müller, Chairman of the Foundation Board	Rütihofstrasse 1, 9052 Niederteufen, Switzerland	Director at Xylo Technologies AG	Switzerland
Ernst Blöchlinger, Foundation Board Member	Herrgengasse 21, 9490 Vaduz, Liechtenstein	Chief Competence Officer at Industrie- und Finanzkontor Etablissement	Switzerland

CUSIP No. 952845105	Page 9 of 11

ECCM Bank PLC

Directors

Name, Position	Principal Business Address	Present Principal Occupation or Employment	Citizenship
Anthony C. Schembri, CEO and Managing Director	The Adelaide, 230/231, Tower Road, 1601 Sliema, Malta	CEO and Managing Director of ECCM Bank PLC	Malta
Christian Golsner, Non-executive Director	Färberstrasse 4, 8832 Wollerau, Switzerland	Chief Investment Officer at SG Partner AG	Germany
Clive David Stanford, Non-executive Director	West Hill House, 32 West Hill, Epsom, Surrey, KT19 8JD, United Kingdom	Director at BHG Advisers Ltd	United Kingdom
Matthias Kaindl, Non-executive Director	183, Argali House, MST 1858 Mosta, Malta	Senior manager at Kronoplus Limited	Austria
Michael Rudolf Mendel, Non-executive Director	Taborstraße 1-3, OG 14, 1020, Vienna	Member of the supervisory board of Wüstenrot Bausparkasse AG	Germany
Patrick J. Galea, Chairman	58, Old Bakery Street, Valletta VLT 1454, Malta	Partner at SAGA JURIS Advocates	Malta
Dr. Stefan Schmittmann, Non-executive Director	Gereutstr. 4a, D 82031 Gruenwald, Munich, Germany	Freelance Consultant	Germany
Dorothy Kim Vella, Non-executive director	118, Amberdale, Old Railway Road, Balzan, BZN1618, Malta	Founder and Senior Advisor at Solvencies Consulting	Malta

CUSIP No. 952845105	Page 10 of 11

Executive Officers

Name, Position	Principal Business Address	Present Principal Occupation or Employment	Citizenship
Jessica Fenech, Chief Financial Officer	The Adelaide, 230/231, Tower Road, 1601 Sliema, Malta	CFO of ECCM Bank PLC	Malta
Donald Muscat, Chief Risk Officer and MLRO	The Adelaide, 230/231, Tower Road, 1601 Sliema, Malta	CRO/MLRO of ECCM Bank PLC	Malta
Kevin Galea, Chief Officer Corporate Banking	The Adelaide, 230/231, Tower Road, 1601 Sliema, Malta	COCB of ECCM Bank PLC	Malta

CUSIP No. 952845105	Page 11 of 11

SCHEDULE B

Transactions in West Fraser Co. Ltd. Stock Within the Past 60 Days

Name	Trade Date	Buy/Sell/ Exercise	No. of Shares / Quantity	Unit Cost (CAD)	Strike Price	Trade Amount (CAD)	Security	Expiration Date
Banasino Investments Limited	09/26/2022	Buy common stock	75,800	96.82	-	7,338,648.50	Common Shares	-
Banasino Investments Limited	09/27/2022	Buy common stock	24,200	97.21	-	2,352,492.00	Common Shares	-
Banasino Investments Limited	09/29/2022	Buy common stock	46,100	97.33	-	4,487,058.50	Common Shares	-